SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
Commission file number: 0-22684
Shawnlee Construction LLC 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Shawnlee Construction LLC 401(k) Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Shawnlee Construction LLC 401(k) Plan
Plainville, Massachusetts
We have audited the accompanying statements of net assets available for benefits of Shawnlee Construction LLC 401(k) Plan (Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2008 were audited by other auditors. As permitted by 29CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), the Plan Administrator instructed the other auditors not to perform, and they did not perform, any auditing procedures with respect to the information certified by the Trustee. Their report dated August 13, 2009 indicated that (a) because of the significance of the information that they did not audit, they were unable to, and did not, express an opinion on the financial statements taken as a whole, and (b) the form and content of the information included in the financial statements other than that derived from the information certified by the Trustee, were presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2009 financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Grand Rapids, Michigan
June 25, 2010

Shawnlee Construction LLC 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Investments, at fair value (Notes 1 & 4)	$5,582,074	$4,033,285
Participant loans receivable	316,302	319,817

	5,898,376	4,353,102
Employer contribution receivable	79,436	145,640

Net assets available for benefits	$5,977,812	$4,498,742

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Year Ended
December 31
2009
Additions
Participant contributions	$399,118
Employer contributions	84,593
Interest income	18,538
Dividend income	49,968

552,217
Deductions
Distributions to participants	(630,771)
Administrative expenses	(1,237)

(632,008)
Net realized and unrealized appreciation in fair value of investments (Note 4)	1,346,728

Net increase	1,266,937

Transfers in (Note 3)	212,133

Net assets available for benefits at beginning of year	4,498,742

Net assets available for benefits at end of year	$5,977,812

See accompanying notes.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Shawnlee Construction LLC (Plan Sponsor) 401(k) Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
New Accounting Pronouncement
In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 — Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The following valuation methodologies were used to measure the fair value of the Plan’s investments:
Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.
Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.
Participant Loans: Loans to plan participants are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by the Plan Sponsor, except for loan and certain investment fees, which are borne by the Plan. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan documents or Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Eligible employees are those who are 18 years or older and have completed six months of employment and worked 500 hours.
Participants may voluntarily contribute their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Plan Sponsor contributes a regular matching contribution. The regular matching contribution is made annually and was 25% of participant deferrals in 2009 and 2008, respectively, subject to a limit of 8% of each participant’s compensation.
The Plan Sponsor may also contribute a discretionary, non-elective contribution annually as determined and approved by management.
Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures may be used to offset the Plan Sponsor’s matching contributions. Forfeitures in the amount of $10,800, were used to offset the Plan Sponsor’s matching contributions for 2009.
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on account balances, as defined in the Plan agreement.
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans bear interest at a rate equal to the prime rate (3.25% at December 31, 2009) plus 1% calculated on a daily basis. A participant may only have two loans outstanding at any time.
The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.
3. Transfers
As permitted by the plan, funds totaling approximately $212,000 were transferred from the Universal Forest Products, Inc. Employees’ Profit Sharing 401(k) Retirement Plan (an affiliated plan) during 2009 due to employee transfers.

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
4. Investments
The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009.

	Investment Assets at Fair Value
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Common stocks	$85,572		$—	$85,572
Mutual funds:
Growth funds	3,538,080			3,538,080
Growth and income funds	976,831			976,831
Equity income funds	210,894			210,894
Balanced funds	442,184			442,184
Bond funds	146,934			146,934
Cash equivalent funds	181,579			181,579

Total mutual funds	5,496,502			5,496,502
Participant loans		$316,302		316,302

Total investments at fair value	$5,582,074	$316,302	$—	$5,898,376

The Plan’s investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

Year Ended
December 31
2009

Common stock	$10,303
Mutual funds	1,336,425

$1,346,728

Shawnlee Construction LLC 401(k) Plan
Notes to Financial Statements (continued)
Individual investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

December 31
2009

American Funds American Balanced Fund	$442,184
American Funds Europacific Growth Fund	767,649
American Funds Fundamental Investors	508,530
American Funds Growth Fund of America	811,736
American Funds New Economy Fund	473,667
American Funds New Perspective Fund	612,881
American Funds New World Fund	474,258
American Funds Smallcap World Fund	397,889
American Funds Washington Mutual Fund	468,301
Participant loans	316,302
5. Income Tax Status
On May 28, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under the Internal Revenue Code (IRC) Section 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. Information Certified By Plan Trustee
At December 31, 2008, Capital Bank and Trust, as trustee, held the Plan’s investments as an agent for American Funds. Information included in the 2008 financial statements regarding, investments, interest and dividend income, and net realized and unrealized appreciation or depreciation in fair value of investments was submitted to the plan administrator and certified in accordance with 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA to be complete and accurate as of and for the year ended December 31, 2008.
7. Subsequent Event
Effective May 10, 2010, the Plan was amended and restated to make substantial changes to better meet the needs of Shawnlee Construction LLC and its employees. In addition, Capital Bank & Trust was removed as the Plan’s trustee and Wells Fargo Bank N.A. was appointed as directed trustee for the Plan.

Shawnlee Construction LLC 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN #03-0537439 Plan #001
December 31, 2009

Identity of Issuer, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common stock:
Universal Forest Products, Inc.*	Universal Forest Products Common Stock	$85,572

Mutual funds:
American Funds	American Balanced Fund	442,184
	Bond Fund of America	146,934
	Capital Income Builder	210,894
	Europacific Growth Fund	767,649
	Fundamental Investors	508,530
	Growth Fund of America	811,736
	Money Market Fund	181,538
	New Economy Fund	473,667
	New Perspective Fund	612,881
	New World Fund	474,258
	Smallcap World Fund	397,889
	Washington Mutual Fund	468,301
	Stock Awaiting Purchase Fund	41

		5,496,502

Participant loans*	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 4.25% to 10.25%	316,302

		$5,898,376

*	Represents party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Shawnlee Construction LLC, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shawnlee Construction LLC 401(k) Plan
Date: June 25, 2010	/s/ John Adams
John Adams,
Shawnlee Construction LLC, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO Seidman, LLP